FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 27, 2018

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter and year ended June 30, 2018

São Paulo, August 27, 2018 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter and year ended June 30, 2018. The consolidated annual and quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

4Q18 and 2018 Conference Call
August 28, 2018

Portuguese with simultaneous
English translation
2:00 p.m. (Brasília)
1:00 p.m. (NY)

Phone Brazil: +55 (11) 3127 4971
Phone U.S.: +1 929 378 3440

Password: BrasilAgro

www.brasil-agro.com	2	BRASILAGRO 2018

2018 Highlights
Sale of 10,740 ha of the Jatobá Farm in Bahia and the Araucária Farm in Goiás for R$244,1 million.
R$ 134.7 million Adjusted Ebitda
Issue of ARC R$ 142.2 million
R$ 296.7 million Net Revenue
17/18 Harvest: 134,000 tons of grains, 1.8 million tons of sugarcane and 21,000 head of cattle
R$ 126.3 million Net Income

PRICE	CONTACTS
AGRO3: R$14,15	+ 55 (11) 3035 5374
LND: US$3,50	ri@brasil-agro.com

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro Gama
Elisa Cardoso Castelani
Investor Relations

MESSAGE FROM MANAGEMENT

www.brasil-agro.com	3	BRASILAGRO 2018

......................................................................................................................................................

At the beginning of the 16/17 harvest, we implemented a strategic plan to reduce the volatility of agricultural operations results and maximize the combination of the Company’s operating and real estate return. In this period, we delivered important results that reflect the actions and projects developed, showing that we are going in the right direction and confirming our commitment to deliver positive results in a recurring and sustainable manner.

We ended the 17/18 harvest year with Adjusted EBITDA of R$134.7 million and Net Income of R$126.3 million, an increase of 217% and 363% compared to the previous year, respectively. This result reflects Net Revenue of R$296.7 million, consisting of R$52.4 million for sale of properties and R$244.3 million for sale of agricultural products.

In 2018, we sold two areas of the Araucária and Jatobá farms for R$66.2 million and R$177.9 million, respectively. The gain on the sale of the Araucária Farm was recognized in the 17/18 fiscal year and the gain on the sale of the Jatobá Farm will be recorded in the 18/19 fiscal year.

These sales reinforce the success and consistency of our business model, with the capture of capital gains through the sale of properties. The average value of property sales in the last 7 years is R$102.6 million, with IRR (Internal Rate of Return) ranging between 14% and 27%.

Still regarding value generation in the real estate segment, we added another 2,000 hectares in the operation in Paraguay. The development of the land creates value by itself. Since the beginning of operations in 2006, we have developed more than 123,400 hectares, representing an average growth of 32% in the portfolio transformation.

Regarding agricultural operations, we delivered a strong performance – Operations EBITDA (excluding farm sales) of R$91.8 millions in the 17/18 harvest year – reflecting the results of the grains and sugarcane harvests and the actions implemented during the last two years: (i) cattle raising activities – we closed the year with 20,000 head of cattle, (ii) incorporation of mature areas in the operation (via acquisition and leasing), (iii) lease to third party areas with greater volatility and (iv) investments in the development and maturation of the portfolio.

We also issued Agribusiness Receivables Certificates (ARC) in the amount of R$142.2 million this fiscal year, with the aim of leveraging and extending the Company's lending and financing structure, allowing greater flexibility in the allocation of capital in the short term.

Another important achievement was the Great Place to Work certification, recognizing BrasilAgro’s excellent working environment. The granting of this certificate reflects all the

www.brasil-agro.com	4	BRASILAGRO 2018

measures to improve processes, train and develop people, who are the Company’s foundation.

We believe that we made the right decisions, and their positive impacts are already reflected in the financial results of this fiscal year and will be even more clearly observed in the coming years. We remain focused on generating value for our shareholders.

www.brasil-agro.com	5	BRASILAGRO 2018

OPERATING PERFORMANCE

......................................................................................................................................................

Definitions: 4Q17 and 4Q18 – quarters ended June 30, 2017 and June 30, 2018, respectively | 2017 and 2018 – twelve-month periods ended June 30, 2017 and June 30, 2018, respectively | 2016/2017 Harvest Year – fiscal year started on July 1, 2016 and ended on June 30, 2017 | 2017/2018 Harvest Year – fiscal year started on July 1, 2017 and ended on June 30, 2018.

Property Sale

......................................................................................................................................................

Sales of Property	Araucária Farm (Plateau)	Jatobá Farm
Date of Sale	May/18	July/18
Location	Mineiros - GO	Jaborandi - BA
Area (hectares)	Total: 956 / Arable: 660	Total: 9,784 / Arable: 7,485
Acquisition Value	R$10.7 MM	R$10.1 MM
Nominal Sales Value	1,208 bags/ha R$66.2 MM	285 bags/ha R$177.9 MM
IRR - R$	16.5%	14.0%

An area of the Araucária Farm was sold for R$66.2 million (~R$100,303/arable hectare), equivalent to 1,208 soybean bags per arable hectare. The buyer made an initial payment of 79,200 soybean bags in the amount of R$5.3 million. The second installment of 79,200 soybean bags will be paid in September 2018 and the remaining balance will be paid in six annual installments.

The property was acquired in 2007 and had a total area of 9,682 hectares, of which 394 hectares were sold in May 2013, 1,164 hectares in July 2014, 274 hectares in March 2017 and 1,360 hectares in May 2017, remaining 5,534 hectares in the portfolio after this sale.

In the Jatobá Farm, a total of 9,784 hectares (7,485 arable hectares) were sold, amounting to 285 soybean bags per arable hectare or R$177.9 million (~ R$23,768/arable hectares). The buyer made an initial payment of 300,000 soybean bags in the amount of R$16.0 million in July. The remaining balance will be paid in seven annual installments.

The sale will be accounted for in the results of the next fiscal year (2018/2019) and the transfer of ownership occurred in July 2018.

The property was acquired in 2007 and had a total area of 31,606 hectares, of which 625 hectares were sold in 2017, with 21,197 hectares remaining in the portfolio after the two sales.

The definitive sales figures will be accounted for on the date of the first payment, therefore,

www.brasil-agro.com	6	BRASILAGRO 2018

they may vary in relation to that disclosed in the respective material facts.

Property Portfolio

......................................................................................................................................................

On the date of this release, the Company’s property portfolio consisted of 215,137 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	21,197	16,741
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,394	3,774
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	Nov-07	Grains	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Partnership III(2)	Alto Taquari / MT	may/15	Sugarcane	4,263	4,263
9	Partnership IV(3)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Pasture	17,566	10,137
11	Palmeiras(4) (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
	Total				215,137	147,984
1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
3 - BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
4- New social denomination of the operation in Paraguay.

www.brasil-agro.com	7	BRASILAGRO 2018

Development of Areas

......................................................................................................................................................

We concluded a process to transform 2,000 hectares in Paraguay, representing an average growth of 32% in the portfolio transformation in the last 10 years.

The chart below shows the evolution of the portfolio (own land) regarding the land development:

EVOLUTION OF THE PORTFOLIO (OWN LAND)

LAND DEVELOPMENT – FARM BREAKDOWN

www.brasil-agro.com	8	BRASILAGRO 2018

Market Value of the Portfolio

......................................................................................................................................................

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2018, the market value of the portfolio was R$1.32 billion, an increase of 12.5% in relation to the previous year, adding the farm sales of the period.

We update the internal appraisal of our farms on a yearly basis and in June 30, 2018, our Market value of the portfolio was of R$1.26 billion, an increase of 15.1% in relation to last year’s appraisal, adding the farm sales made in the period.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

The table below shows the market valuation performed by independent consulting firm Deloitte Touche Tohmatsu on June 30, 2018 and 2017.

FARM		LOCATION	Internally Appraise (R$ thousand)			Independent Valuation (R$ thousand)
			06/30/2017	Period Sales	06/30/2018	06/30/2017	06/30/2018
1	Jatobá Farm	Bahia	321,802	177,900	215,127	360,758	220,050
2	Alto Taquari Farm	Mato Grosso	150,940		158,726	119,706	125,910
3	Araucária Farm	Goiás	166,352	66,200	137,796	172,327	135,170
4	Chaparral Farm	Bahia	291,751		312,256	352,391	397,500
5	Nova Buriti Farm	Minas Gerais	30,282		32,145	23,407	23,180
6	Preferência Farm	Bahia	54,680		58,171	64,392	61,510
7	São José Farm	Maranhão	148,255		156,798	156,981	168,260
8	Palmeiras (Paraguay)	Chaco Paraguay	143,074		188,946	143,039	190,954
	Total		1,307,136	244,100	1,259,965	1,393,001	1,322,534

www.brasil-agro.com	9	BRASILAGRO 2018

Agricultural Operations

......................................................................................................................................................

The table below shows the breakdown of the planted area by farm in the 17/18 Harvest:

Planted Area by Farm - Crop 17/18 (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn - 2nd Crop	Pasture	Other	Total
Jatobá Farm			4,203	1,433		5,005	10,252	20,893
Alto Taquari Farm	3,116	395					176	3,687
Araucária Farm	3,046	336					255	3,637
Chaparral Farm			9,596	795		4,673	3,919	18,983
Preferência Farm						6,376	134	6,510
Partnership II Farm			7,452					7,452
Partnership III Farm	3,921	806					357	5,084
São José Farm and Partnership IV Farm	16,286	3,674	5,302		350			25,612
Palmeiras (Paraguay)			5,300	776		3,733	1,187	10,996
Total	26,369	5,211	31,853	3,004	350	19,787	16,280	102,854

Planted area by crop (ha)	Crop 16/17		Crop 17/18			Harvest Participation 17/18 (%)	Change (%)
Grains	30,139		35,207			34.2%	16.8%
Soybean	22,549		31,853			31.0%	41.3%
Corn	7,590		3,354			3.3%	-55.8%
Sugarcane	29,698		31,580			30.7%	6.3%
Pasture	16,425		19,787			19.2%	20.5%
Others	12,611		16,280			15.8%	29.1%
Total	88,873		102,854			100.0%	15.7%

Planted area by Land Ownership (ha)	Crop 16/17		Crop 17/18			Harvest Participation 17/18 (%)	Change (%)
Ownn Area	59,678		74,706			72.6%	25.2%
Operated by BrasilAgro	52,027		65,185			63.4%	25.3%
Leased to third parties	7,651		9,521			9.3%	24.4%
Leased area	29,195		28,148			27.4%	-3.6%
Total	88,873		102,854			100.0%	15.7%

GRAINS

We concluded the 17/18 soybean and corn harvest this quarter. We reached a result 20.5% above that initially estimated.

Productivity per culture (tons)	Crop 16/17 Realized (A)	Crop 17/18 Estimated (B)	Crop 17/18 Realized (C)	Change C/A (%)	Change C/B (%)
Soybean	65,057	82,020	111,123	70.8%	35.5%
Corn	40,502	27,111	21,220	-47.6%	-21.7%
Corn - 2nd Crop	-	2,319	1,986	n.a.	-14.4%
Total	105,559	111,450	134,329	27.3%	20.5%

- Soybean

The table below shows soybean yields in the 17/18 harvest:

Soybean Productivity (Kg/ha)	Crop 16/17 Realized (A)	Crop 17/18 Estimated (B)	Crop 17/18 Realized (C)	Change C/A (%)	Change C/B (%)
Brazil	2,659	2,514	3,532	32.8%	40.5%
Paraguay	3,917	2,100	3,266	-16.6%	55.5%

Soybean average yield were above expectations in Brazil and Paraguay, impacted by the good rainfall during crop development and harvesting periods.

www.brasil-agro.com	10	BRASILAGRO 2018

New and under development areas represent 18% of the total planted area. These areas present lower yields, since they have a less mature soil structure and are consequently more affected by adverse weather conditions. The table below shows productivity by soil maturity level:

Soybean Productivity Kg/ha	Brazil	Paraguay
New Area - 1st and 2nd year	2,963	2,610
Under Development Area - 3rd and 4th year	3,100	3,440
Developed Area - Above 4th year	3,630	3,666

- Corn

The table below shows corn yields in the 17/18 harvest:

Corn Productivity (Kg/ha)	Crop 16/17 Realized (A)	Crop 17/18 Estimated (B)	Crop 17/18 Realized (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	5,457	5,222	7,598	39.2%	45.5%
2nd Crop - Brazil	-	6,008	5,674	n.a.	-5.6%
Crop - Paraguay	4,980	4,198	5,626	13.0%	34.0%

Brazil’s corn (harvest) production is concentrated in Bahia and also had a higher productivity than estimated due to the good rainfall during planting and harvesting period.

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and during the Company’s fiscal year:

Crop Year Result - Sugarcane	Crop 2017 Realized (01/apr to 30/nov) (A)	Crop 2018 Estimated (01/apr to 30/nov) (B)	Crop 17/18 Realized (01/apr to 30/jun) (C)	Change B/A (%)	Change C/B (%)
Tons harvested	1,858,754	1,845,578	434,174	-0.7%	-76.5%
Hectares harvested	27,130	26,344	5,022	-2.9%	-80.9%
TCH - Harvest tons per hectares	68.51	70.06	86.45	2.3%	23.4%

Accounting Year Result - Sugarcane			2017 (01/jul to 30/jun)	2018 (01/jul to 30/jun)	Change (%)
Tons harvested			1,015,303	1,812,728	78.5%
Hectares harvested			13,217	25,452	92.6%
TCH - Harvest tons per hectares			76.82	71.22	-7.3%

In April, we began harvesting sugarcane in the Alto Taquari, Araucária, Parceria III and Parceria IV Farms. We estimate to deliver 1.8 million tons until the end of the sugarcane harvest year.

www.brasil-agro.com	11	BRASILAGRO 2018

CATTLE RAISING

As of June 30, we had 20,993 head of cattle in the Preferência and Jatobá Farms and in Paraguay, distributed in 11,381 hectares of already active pasture in Brazil and 3,733 hectares of already active pasture in Paraguay.

Livestock	Crop 17/18 Estimated	Crop 17/18 Realized	Change (%)
Hectares	14,029	15,114	7.7%
Number of heads	15,799	20,993	32.9%
Meat production (kg)	2,414,186	2,398,894	-0.6%
Weight Gain per Day	0.42	0.42	-0.7%
Weight Gain per hectare	172.09	158.72	-7.8%

OTHERS

In order to improve the Company’s results and mitigate operating risks, we leased 9,521 hectares to third parties in the state of Bahia and in the Midwest region, as a real estate strategy. The areas were leased to local farmers and the contracts have a term of up to five harvests.

In addition, we have 6,759 hectares of grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

www.brasil-agro.com	12	BRASILAGRO 2018

FINANCIAL PERFORMANCE

......................................................................................................................................................

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

......................................................................................................................................................

As of this quarter EBITDA and Adjusted EBITDA are presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

EBITDA (R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Net Income	40,717	21,127	93%	126,338	27,310	363%
Interest	(1,283)	(11,240)	-89%	8,556	(33,444)	n.a.
Taxes	2,246	618	263%	25,919	5,949	336%
Depreciations and amortizations	4,858	7,826	-38%	23,222	15,027	55%
EBITDA	46,537	18,331	154%	184,035	14,842	n.a.

Adjusted EBITDA (R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Net Income	40,717	21,127	93%	126,338	27,310	363%
Interest	(1,283)	(11,240)	-89%	8,556	(33,444)	n.a.
Taxes	2,246	618	263%	25,919	5,949	336%
Adjusted Depreciations (1)	6,400	12,600	-49%	20,442	20,423	0%
Equity	28	695	-96%	(14,671)	4,425	n.a.
Other operating income/expenses, net (2)	(58)	-	n.a.	(35,713)	-	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	25,697	21,773	18%	9,033	7,893	14%
Derivatives Results	(9,211)	8,818	n.a.	(5,247)	10,882	n.a.
EBITDA Cresca	20	178	-89%	11	(899)	n.a.
Adjusted EBITDA	64,556	54,569	18%	134,668	42,539	217%
(1) Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
(2) Cresca spin-off effects.

www.brasil-agro.com	13	BRASILAGRO 2018

Income Statement

......................................................................................................................................................

Since March 2017, the results of the operation in Paraguay have been disclosed, consolidated with the results of the operation in Brazil.

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Total	147,192	110,234	34%	296,684	182,927	62%
Farms Sale	52,406	32,162	63%	52,406	36,016	46%
Soybean	59,892	48,339	24%	83,444	63,285	32%
Corn	4,339	4,753	-9%	13,400	5,476	145%
Sugarcane	26,332	23,605	12%	138,220	73,658	88%
Livestock	1,233	369	234%	4,081	369	n.a.
Leasing	2,170	1,047	107%	5,133	2,467	108%
Services	-	-	n.a.	-	26	n.a.
Others	820	(41)	n.a.	-	1,630	n.a.

In 2018, the recorded net revenue from sales was R$296.7 million, 62.0% higher than the same period of the previous year, with an increase in volume sold during the period of 846,900 tons compared to the same period of the previous year. This is due to (i) the revenue of R$52.0 million (present value) from the sale of the Araucaria Farm and (ii) the increase of all revenue lines from our products.

SALE OF FARMS

In 2018, the Company sold an area of 956 hectares (660 arable hectares) of the Araucária Farm, in Goiás, amounting to R$66.2 million (~R$100,303/arable hectare).

The amount of R$36.0 million of Farms Sale in 2017 refers to the sale of an area of 2,259 hectares of the Araucária and Jatobá Farms, in Goiás and Bahia, respectively. In addition, a total of R$3.8 million was recorded related to the sale of Fazenda Cremaq in 2015, this amount refers to the balance bound to the environmental license of an area of 6,020 hectares that were in the process of splitting geo-referencing and that is why the real estate was pending, with the record the amount was released.

The table below shows the revenue from the sale of the property:

R$ (thousand)	2018	2017
Nominal Value of Sale	66,224	43,583
Present Value Adjustment	(13,818)	(7,567)
Revenue from Farms Sale	52,406	36,016
Sales Taxes	(1,913)	(1,314)
Selling Costs	(10,676)	(7,986)
Farm Sale Gain	39,817	26,716

The sale of another plot of the Jatobá Farm, an agricultural property located in the municipality of Jaborandi, Bahia, as announced in June 2018, will be accounted for in the next fiscal year (2018/2019). A total of 9,784 hectares (7,485 arable hectares) were sold, corresponding to R$177.9 million (~R$23,767/arable hectare).

www.brasil-agro.com	14	BRASILAGRO 2018

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Total	94,787	78,072	21%	244,278	146,911	66%
Soybean	59,892	48,339	24%	83,444	63,285	32%
Corn	4,339	4,753	-9%	13,400	5,476	145%
Sugarcane	26,332	23,605	12%	138,220	73,658	88%
Livestock	1,234	369	234%	4,081	369	n.a.
Leasing	2,169	1,047	107%	5,133	2,467	108%
Services	-	-	n.a.	-	26	n.a.
Others	821	(41)	n.a.	-	1,630	n.a.

Quantity sold	4Q18	4Q17	Change	2018	2017	Change
Total	805,971	476,827	69%	2,622,706	1,004,582	161%
Soybean (tons)	51,526	46,907	10%	74,237	60,063	24%
Corn (tons)	6,054	12,672	-52%	31,083	14,044	121%
Sugarcane (tons)	456,779	352,687	30%	1,681,530	865,384	94%
Livestock (Kg)	291,546	64,538	352%	835,736	64,538	n.a.
Others (tons)	66	23	187%	120	553	-78%

Net revenue from grains (soybean and corn) in 2018 increased R$28.1 million compared to the previous year, from R$68.8 million, from the sale of 74,100 tons, to R$96.8 million, from the sale of 105,300 tons.

Soybean revenue increased by R$20.2 million in 2018 when compared to the previous year, from R$63.3 million, from the sale of 60,100 tons at R$1,053.64 per ton, to R$83.4 million, from the sale of 74,200 tons at R$1,124.02 per ton.

Corn revenue in 2018 increased by R$7.9 million when compared to the previous year, from R$5.5 million from the sale of 14,000 tons at R$389.92 per ton, to R$13.4 million, from the sale of 31,100 tons at R$431.10 per ton.

Sugarcane revenue in 2018 increased by R$64.6 million when compared to the previous year, from R$73.7 million from the sale of 865,400 tons at R$85.12 per ton, to R$138.2 million from the sale of 1.7 million tons at R$82.20 per ton of sugarcane. The reduction in per-ton sugarcane price was due to the decrease of CONSECANA (sugarcane price index in Brazil), going from 0.625 R$/kg in 2017 to 0.607 R$/kg in 2018. The difference of 131,200 tons of sugarcane produced in relation to the total sold is the result of leasing payment.

Cattle-raising revenue totaled R$4.1 million in 2018, resulting from the sale of 2,006 head of cattle in Brazil and Paraguay at R$4.88 per kg.

Leasing revenue reached R$5.1 million in 2018 and refers to third-party leases of Farms in Bahia and in the Midwest region totaling 9,521 hectares. These lease contracts have a duration of up to 5 years with value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

www.brasil-agro.com	15	BRASILAGRO 2018

In 2017 we had other revenue in the amount of R$1.6 million, which came from the sale of inputs (seeds, fertilizers and byproducts) from areas that were not planted in the 16/17 harvest year and the sale of 369 tons of sorghum.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 17/18	Corn (crop) 17/18	Sugarcane	Livestock	Others	Gain / Loss 06/30/18
Gain and losses in agricultural products	58,034	303	52,782	239	(3,242)	108,116
Gain and losses in biological assets	-	(203)	(8,830)	-	-	(9,033)
Change in fair value of biological assets and agricultural products	58,034	100	43,952	239	(3,242)	99,083

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological assets corresponding to ratoons of sugarcane are measured at cost less depreciation (Accounting Standard IAS 16), while planted cane is measured at fair value (Accounting Standard IAS 41).

Agricultural Products	Soybean 17/18	Corn (crop) 16/17	Sugarcane	Livestock	Others	Gain / Loss 06/30/18
Area (hectares)	31,853	3,941	32,151	15,114	-	83,059
Production (Tons)	113,789	25,810	1,812,728	2,398,894	-	4,351,221
Yield (Ton./ha)	3.57	6.55	56.38	158.72	-	52.39
Livestock - head of cattle	-	-	-	20,993	-	20,993
Production fair value (R$ thousand)	135,688	9,888	151,234	9,654	536	307,000
Production Cost (R$ thousand)	(77,654)	(9,585)	(98,452)	(9,415)	(3,778)	(198,884)
Gain and losses in agricultural products (R$ thousand)	58,034	303	52,782	239	(3,242)	108,116

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at fair value. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

www.brasil-agro.com	16	BRASILAGRO 2018

Biological Assets - Livestock	Total Heads	Value (R$/thousand)
In June 30, 2017	8,644	13,435
Aquisition, Birth | Aquisition Expenses	14,680	15,598
Handling Expenses	-	9,409
Sales	(2,006)	(4,332)
Deaths	(325)	(476)
Fair value variation	-	418
In June 30, 2018	20,993	34,052

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Gains or losses from the variation in the fair value of grains and sugarcane biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products and biological assets:

Period ended June 30, 2017	2016 Crop	2017 Crop	Total
Net Revenue	48,948	23,072	72,020
Cost of sales	(43,420)	(31,078)	(74,498)
Gain (loss) of agricultural products and biological assets value	7,215	4,316	11,531
Total	12,743	(3,689)	9,054
Tons	535,103	480,200	1,015,303

Period ended June 30, 2018	2017 Crop	2018 Crop	Total
Net Revenue	111,888	26,332	138,220
Cost of sales	(97,778)	(36,250)	(134,028)
Gain (loss) of agricultural products and biological assets value	37,297	6,655	43,952
Total	51,407	(3,263)	48,144
Produced Tons	1,378,554	434,174	1,812,728

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On June 30, 2018, the recognized amount corresponded to a gain of R$883 thousand.

www.brasil-agro.com	17	BRASILAGRO 2018

COST OF PRODUCTION

(R$ / ha)	Crop 16/17 Realized (A)	Crop 17/18 Estimated (B)	Crop 17/18 Realized (C)	Change C/A %	Change C/B %
Soybean	2,159	2,431	2,438	12.9%	0.3%
Corn	2,398	2,471	2,432	1.4%	-1.6%
Sugarcane	3,507	3,845	3,062	-12.7%	-20.4%

The cost of production per hectare of sugarcane in the 17/18 harvest decrease 20.4% in relation to the estimate that included the costs of cultural treatment (CCT - cut, loading and transport) of Fazenda São José, which after renegotiation of the contract of this exercise, were paid by the former owner.

COST OF GOODS SOLD

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Cost of goods sold	(78,407)	(74,154)	6%	(168,060)	(130,074)	29%
Soybean	(44,465)	(42,214)	5%	(63,419)	(59,022)	7%
Corn	(2,793)	(6,618)	-58%	(13,659)	(7,518)	82%
Sugarcane	(29,050)	(25,187)	15%	(86,177)	(60,395)	43%
Livestock	(1,502)	(754)	99%	(4,378)	(864)	407%
Services	-	-	n.a.	-	(48)	n.a.
Others	(596)	620	n.a.	(427)	(2,227)	-81%

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Ativos Biológicos Apropriados ao Custo	(19,437)	(3,440)	465%	(60,259)	(6,288)	858%
Soybean	(13,790)	1,287	n.a.	(16,261)	5,884	n.a.
Corn	1,482	1,466	1%	3,706	1,797	106%
Sugarcane	(7,200)	(6,035)	19%	(47,852)	(14,103)	239%
Livestock	-	(46)	-100%	-	-	n.a.
Services	-	-	n.a.	-	-	n.a.
Others	70	(112)	n.a.	147	134	10%

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Total of cost of goods sold	(97,845)	(77,593)	26%	(228,319)	(136,362)	67%
Soybean	(58,255)	(40,927)	42%	(79,680)	(53,138)	50%
Corn	(1,311)	(5,152)	-75%	(9,953)	(5,721)	74%
Sugarcane	(36,251)	(31,223)	16%	(134,029)	(74,498)	80%
Livestock	(1,503)	(800)	88%	(4,378)	(864)	407%
Services	-	(48)	n.a.	-	(48)	n.a.
Others	(526)	557	n.a.	(280)	(2,093)	-87%

www.brasil-agro.com	18	BRASILAGRO 2018

Cost of goods sold (COGS) came to R$168.1 million in 2018. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Soybean COGS increased by R$4.4 million in 2018 compared to the previous year, from R$59.0 million, from the sale of 60,100 tons at R$982.67 per ton, to R$63.4 million, from the sale of 74,200 tons at R$854.28 per ton. Soybean COGS in 2018 and 2017 reflect the reversal of the provision for loss.

Corn COGS increased by R$6.1 million in 2018 versus the previous year, from R$7.5 million, from the sale of 14,000 tons at R$535.35 per ton, to R$13.7 million, from the sale of 31,100 tons at R$439.45 per ton.

Sugarcane COGS increased by R$25.8 million in 2018 versus the previous year, from R$60.4 million, from the sale of 865,400 tons at R$69.79 per ton, to R$86.2 million, from the sale of 1.7 million tons at R$51.25 per ton of sugarcane.

Cattle-raising COGS reached R$4.4 million in 2018 and reflects the sale cost of 2,006 head of cattle in Brazil and Paraguay at R$4.3 million and the animal death and birth during the period.

Other COGS in the amount of R$427,000 in 2018 mainly refers to the raw material inventory adjustment. In 2017, other COGS in the amount of R$2.2 million refers to the sale of inputs (seeds, fertilizers and byproducts) and R$900,000 refers to the sale of 369 tons of sorghum.

SELLING EXPENSES

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Selling expenses	(5,740)	(6,139)	-6%	(10,087)	(6,676)	51%
Freight	(3,567)	(2,182)	63%	(4,377)	(2,358)	86%
Storage and Processing	(2,775)	(2,370)	17%	(5,495)	(2,951)	86%
Fees	(9)	(8)	13%	(82)	(8)	925%
Others	611	(1,579)	n.a.	(133)	(1,359)	-90%

In 2018, we recorded R$10.1 million in selling expenses, 51% higher compared to 2017, mainly due to the increase in grain sales in the period and the incorporation of a storage silo at the São José Farm.

Other selling expenses refer to provision for doubtful accounts (PDD).

www.brasil-agro.com	19	BRASILAGRO 2018

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
General and administrative expenses	(13,326)	(11,303)	18%	(34,945)	(30,941)	13%
Depreciations and amortizations	(334)	(171)	95%	(816)	(701)	16%
Personnel expenses	(10,512)	(8,296)	27%	(24,133)	(21,199)	14%
Expenses with services providers	(865)	(1,370)	-37%	(4,279)	(3,772)	13%
Leases and Rents	(193)	(139)	39%	(689)	(728)	-5%
Taxes	(151)	(59)	156%	(1,290)	(816)	58%
Travel expenses	(331)	(250)	32%	(888)	(873)	2%
Software expenses	(233)	(490)	-52%	(733)	(888)	-17%
Other expenses	(707)	(528)	34%	(2,117)	(1,964)	8%

As of March 2017, we began to consolidate general and administrative expenses of the operation in Paraguay, which were previously accounted for under the equity pick up.

In 2018, general and administrative expenses increased by 13% in comparison to the same period of the previous year, from R$30.9 million to R$34.9 million. This increase is mainly due to the consolidation of general and administrative expenses related to the operation in Paraguay, in the amount of R$2.2 million in 2018, and R$689 thousand in provisions for the Long-Term Incentive program implemented during the year.

The 14% increase in Personnel Expenses is due to the provision for the Long-Term Incentive Plan, salary classification and collective bargaining agreements.

The 13% increase in Expenses with service providers is due mainly to expenses with new projects advisory, legal assistance and information technology assistance, and with expenditures with the Agribusiness Receivables Certificates (ARC).

The 5% reduction in Leases and Rents in general is due to renegotiation of the values of lease contracts.

The 58% increase in Taxes is explained by the incorporation of production areas and adjustments in raw land value, which affected the Tax on the Territorial Rural Property (ITR).

Other Expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

www.brasil-agro.com	20	BRASILAGRO 2018

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Other operating income/expenses	(440)	(283)	55%	35,432	(6,019)	n.a.
Gain/Loss on sale of fixed assets	(86)	57	n.a.	(380)	(479)	-21%
Management Fee - Cresca Reversal	-	(828)	-100%	-	(3,318)	-100%
Provisions for lawsuits	88	406	-78%	387	(139)	n.a.
Alto Taquari Farm	-	-	n.a.	-	34	-100%
Added value obteined by spin-off (Cresca - Paraguay)	58	-	n.a.	5,098	-	n.a.
Written-off in the conversion of joint venture by spin-off (Cresca - Paraguay)	-	-	n.a.	30,616	-	n.a.
Others	(500)	82	n.a.	(289)	(2,117)	-86%

The increase in other operating expenses (income) is a result of the recognition of amounts incurred with the conclusion of the spin-off of the Cresca operation in Paraguay, in the amount of R$35.7 million. In 2017, the management fee reversal of Cresca, in the amount of R$3.3 million, was recorded.

Spin-off of the Joint Venture Cresca S.A.

On February 9, 2018, the spin-off process of the Joint Venture Cresca S.A. (company that owns the property in Paraguay) was formalized. At that moment, the part owned by BrasilAgro was transferred to its subsidiary Agropecuária Morotí S.A., which is 100% controlled by the Company.

After the spin-off, considering that the Company obtained the control of assets and liabilities previously jointly controlled, pursuant to IFRS 3 – Business Combinations, the assets acquired, and the liabilities assumed were re-calculated at their fair values on the acquisition date and the gain/loss was recorded in the result.

The investment was recorded at the Company in the amount of R$115.6 million and the fair value totaled R$120.6 million; therefore, we recorded a gain of R$5.0 million.

Moreover, the effects from the translation of investments abroad were recorded under other comprehensive income. With the spin-off, as required by accounting practices, the accumulated effect from the translation of investments abroad, totaling R$30.6 million, was written-off from other comprehensive income and recorded under profit/loss.

www.brasil-agro.com	21	BRASILAGRO 2018

FINANCIAL RESULT

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Total	1,283	10,621	-88%	(8,556)	32,825	n.a.
Interest (i)	(4,170)	(543)	668%	(18,306)	(4,085)	348%
Monetary variation (ii)	(180)	(46)	291%	(186)	(541)	-66%
Exchange vartiation (iii)	456	1,629	-72%	266	249	7%
Unwind of present value adjustment (iv)	8,836	10,917	-19%	12,721	8,029	58%
Results with derivatives (v)	(5,615)	(1,303)	331%	(5,335)	17,435	n.a.
Other financial income / expenses (vi)	1,956	(33)	n.a.	2,284	11,738	-81%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Nova Buriti Farm; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca’s receivables; (iv) the present value of Cremaq, Araucária and Jatobá Farms’ sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Interest variation is mainly due to the recognition of the financial revenue obtained from the Nova Buriti Farm renegotiation, in the amount of R$9.3 million, interest on loans and financing in the amount of R$11.4 million, and interest on Cresca’s loan of R$16.6 million which was pardoned.

On August 30, 2017, the title deed for the Nova Buriti Farm was given and, consequently, the outstanding balance of the Farm was paid. The Farm’s total price was adjusted, with the partial cancellation of the monetary adjustments (by the IGP-M – General Market Price Index) that would be owed by the Company.

The realization of the present value of assets and liabilities, in the amount of R$12.7 million, shows the variation in the amount to be received due to the sales of the Araucária and Jatobá Farms, referring to 1.1 million soybean bags. This variation is explained by the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the US currency. In 2018, the result of derivative transactions was a negative R$5.3 million, of which R$17.8 million (negative) are related to currency operations and R$12.5 million are related to operations with commodities. In 2017, derivative operations totaled R$17.4 million, of which R$10.7 million are a loss related to currency operations and R$6.7 million are in operations with commodities.

www.brasil-agro.com	22	BRASILAGRO 2018

The reduction in other financial income / expenses is due to the decrease in the Company’s cash position, from an average cash flow of R$89.6 million in 2017 to R$70.0 million in 2018 and also decrease in the SELIC rate (Brazil’s basic interest rate) in the period, in addition to bank fees and expenses with financial investments.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

• Estimated gross margin based on the current price environment.

• Standard deviation from the estimated gross margin for different pricing strategy scenarios.

• Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

• Comparison between current estimates and the Company’s budget.

• Comparison of the estimated gross margin and the historical average.

• Market expectations and trends.

• Tax aspects.

Hedge Position on August 20, 2018

Crop	Soybean			FX
	Volume(1)	% of hedge(2)	Price (USD/bu)	Volume (thousand)	% of hedge(3)	BRL/USD
17/18	92.962 ton	100.0%	10.39	USD 33,398	1	3.33
18/19	42.731 ton	54.8%	9.79	USD 13,248	0.482	3.73
(1) Net estimated volume of production + farm sales receivables.
(2) % of the volume of soybean locked in tons.
(3) % of estimated revenue in USD.

www.brasil-agro.com	23	BRASILAGRO 2018

Balance Sheet

......................................................................................................................................................

Allocation of Net Income and Distribution of Dividends

The Board of Directors meeting of August 24, 2018 approved the Management Proposal to be submitted to the next Annual Shareholders' Meeting, to be held in October 2018.

Pursuant to the current corporate legislation and the Company’s Bylaws, Management proposed the following distribution of net income for the fiscal year ended June 30, 2018:

R$ thousand	2018	2017
Net income	126,338	27,310
(-) Appropriation of the legal reserve (5% of net income)	(6,317)	(1,366)
Adjusted Net Income	120,021	25,945
(-) Minimum compulsory dividends - 25% of adjusted net income	(30,005)	(6,486)
(-) Proposed aditional dividends	(10,995)	(6,486)
Proposed Dividends	(41,000)	(12,972)
Appropriation of reserve for investment and expansion	90,016	12,972
Number of shares	56,888,916	56,888,916
(-) Treasury Shares	(3,086,748)	(3,086,748)
(=) Outstanding shares	53,802,168	53,802,168
Dividends per share (R$)	0.76	0.24

NET ASSET VALUE – NAV

(R$ thousand)	June 30, 2018
	Book	NAV
BrasilAgro's Equity	755,864	755,864
Properties appraisal	0	1,259,964
(-) Balance Sheet - Net Agri Openning Capex	0	-101,800
(-) Balance Sheet - Land Value	0	-557,152
NAV - Net Asset Value	755,864	1,356,876
Shares	56,889	56,889
NAV per share	13.29	23.85

www.brasil-agro.com	24	BRASILAGRO 2018

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents	06/30/2018	06/30/2017	Change
Cash and Cash equivalents	104,314	43,798	138%
Cash and Banks	23,101	15,159	52%
Repurchase agreements	15,242	28,639	-47%
Bank deposit certificates	33,137	-	n.a.
Finance Lease bills	32,834	-	n.a.
Marketable securities	11,215	6,972	61%
Restricted financial investments	-	2	n.a.
Bank deposit certificates	1,129	-	n.a.
Banco do Nordeste (loan guarantees)	-	5,502	n.a.
Treasury financial bills	10,086	1,468	587%
Restricted Marketable securities	18,226	17,088	7%
Bank deposit certificates	9,588	8,982	7%
Banco do Nordeste (loan guarantees)	8,638	8,106	7%
Total	133,755	67,858	97%

The Company ended the quarter with a cash position of R$133,7 million, an increase of 97% over June 30, 2017, mainly due to the issue of Agribusiness Receivables Certificates in the amount of R$142.2 million in May 2018.

INVENTORY

(R$ thousand)	06/30/2018	06/30/2017	Change
Soybean	50,289	6,837	n.a.
Corn	6,247	6,819	-8%
Livestock	34,053	11,153	205%
Other crops	1,153	50	n.a.
Agricultural Products	91,742	24,859	269%
Supplies	11,933	8,952	33%
Total	103,675	33,811	207%

The Company ended the 2017/2018 harvest with an inventory of 46,400 tons of soybean, 15,700 tons of corn – which will be sold in the next semester – and 21,000 head of cattle. At the end of the 2016/2017 harvest the Company's inventory was 7,700 tons of soybean, 21,200 tons of corn – which were sold in 2018 – and 8,600 head of cattle.

INDEBTEDNESS

www.brasil-agro.com	25	BRASILAGRO 2018

(R$ thousand)	Expiration	Annual Interest Tax - %	06/30/2018	06/30/2017	Change
Short term
Financing for Agricultural Funding	Sep-18	8.50 to 12.75	43,333	10,703	305%
Financing of Projeto Bahia	Dec-18	TJLP + 3.45 and 4.45 / SELIC + 3.45 / Pre 4.00 to 9.00	3,131	15,236	-79%
Working Capital	May-18	1.40 up to 2.30% + 100% of CDI	-	15,782	n.a.
Working Capital (USD)	Aug-17	3.49%	-	5,031	n.a.
Machinery and Equipment Financing	Dec-18	TJLP + 3.73	630	1	n.a.
Sugarcane Financing	Dec-18	TJLP + 2.70 and 12.75%	21,318	8,248	158%
Sugarcane Plantation Leasing - Parceria III	May-18	6.92%	1,676	1,619	4%
			70,088	56,620	24%
Long term			-	-	0%
Sugarcane Financing	Dec-23	TJLP + 2.70 and 12.75%	13,194	1,025	n.a.
Machinery and Equipment Financing	Jun-24	TJLP + 3.73%	5,411	1,208	348%
Financing of Projeto Bahia	Aug-23	TJLP + 3.45 and 4.45/SELIC + 3.45/Pre 4.00 up to 9.00	27,146	30,862	-12%
Debentures	Jul-23	106.5 and 110 of CDI	141,642	-	n.a.
Sugarcane Plantation Leasing - Parceria III	Nov-18	6.92%	-	1,665	n.a.
Sugarcane Plantation Leasing - Parceria IV	Jan-32	R$/kg 0.6462	18,539	20,795	-11%
			205,932	55,555	271%
Total			276,020	112,175	146%

On June 30, 2018 and June 30, 2017, the balance of loans and financing was R$276.0 million and R$112.2 million, respectively. The payment of interest and principal totaled R$115.8 million in 2018.

In May 25, 2018, 142,200 simple, unsecured first issue debentures, not convertible into shares, were subscribed and paid-in, to be converted into collateral, in two series, for private placement totaling R$142.2 million, of which R$85.2 milllion in the first series and R$57.0 million in the second series.

The Debentures were tied to a securitization transaction, used as guarantee for the issue of 142,200 Certificates of Agribusiness Receivables.

The first series will mature on August 1, 2022, subject to interest corresponding to 106.5% of the DI Rate, and the second series will mature on July 31, 2023, subject to interest corresponding to 110.0% of the DI Rate.

During the period, R$116.2 million was also disbursed to finance the cost of sugarcane, soybean and corn operations and R$13.9 million to investments related to area opening.

www.brasil-agro.com	26	BRASILAGRO 2018

ACQUISITIONS PAYABLE

(R$ thousand)	Adjustment Rate	06/30/2018	06/30/2017	Change
Nova Buriti Farm	IGP-M	-	22,085	n.a.
São José Farm	CDI	-	2,561	n.a.
Total		-	24,646	n.a.

On August 30, 2017, the title deed for the Nova Buriti Farm was given and, consequently, the partial payment of R$5.8 million was made. Part of the remaining balance, in the amount of R$1.5 million, was paid on October 18, 2017, and in January 2018, R$6.1 million of the outstanding balance of accounts payable on acquisitions were paid.

At the time of the negotiation, the Farm’s total price was adjusted, with the partial cancellation of the monetary adjustments (by the IGP-M – General Market Price Index) that would be owed by the Company. The discount in the amount of R$9.3 million was recognized as financial income in 2018.

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

www.brasil-agro.com	27	BRASILAGRO 2018

(R$ thousand)	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Investment Properties
Initial Balance	300,487	26,369	53,021	9,922	389,799
In June 30, 2017
Acquisitions	2,231	152	1,390	20,088	23,861
Incorporation - corporate reorganization	113,158	4,141	-	23,653	140,952
Reductions	(10,676)	(116)	-	(1)	(10,793)
(-) Depreciation/ Amortization	-	(983)	(11,916)	-	(12,899)
Cumulative Translation Adjustment	19,879	710	36	5,607	26,232
In June 30, 2018	425,079	30,273	42,531	59,269	557,152

On June 30, 2018, we recorded R$59.3 million in ongoing work, which refers to the clearance of areas not yet concluded and other investments in the Palmeiras, Chaparral and Araucária Farms.

In February, we formalized the spin-off process of Cresca S.A., which started in October 2016. With the end of the Joint Venture, BrasilAgro acquired 50% of Cresca’s assets and liabilities through the subsidiary Agropecuária Morotí S.A. As a result, the farm was accounted for as properties for investment as of this fiscal year in the amount of R$141.0 million, as mentioned at the table above in incorporation – corporate reorganization. The exchange rate effect over Paraguay assests is shown in the ‘Cumulative Transition Adjustment’ account.

CAPEX – AREA OPENING

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Maintenance	2,038	(33)	n.a.	5,445	2,232	144%
Opening	(43)	1,948	n.a.	5,887	7,929	-26%
Total	1,995	1,915	4%	11,332	10,161	12%

DEPRECIATION – AREA OPENING

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Maintenance	(677)	(517)	31%	(2,416)	(1,908)	27%
Opening	(2,415)	(1,868)	29%	(11,870)	(8,531)	39%
Total	(3,092)	(2,385)	30%	(14,286)	(10,439)	37%

www.brasil-agro.com	28	BRASILAGRO 2018

SOCIAL RESPONSABILITY

..........................................................................................................................................

The Company's values are focused on social and environmental responsibilities, as part of our business is to invest in properties and their surroundings. BrasilAgro has been continuously transforming this commitment into concrete actions, investing in projects and social and environmental activities that contribute to the development of the regions where it operates.

The projects supported today are:

ADUS – REFUGEE REINTEGRATION INSTITUTE

Adus works with refugees to reduce the challenges they face to effectively reintegrate into society. The project supported by BrasilAgro is located in São Paulo and is aimed at the inclusion of refugees and asylum seekers and family members by teaching Portuguese so that they can integrate into society. To date, 135 refugees from 21 countries have participated in the Institute’s program and 27 students are now employed.

CASA DO ZEZINHO

Casa da Zezinho, is a space focused on development opportunities and, since its foundation, has helped 900 children and young people living in situations of high social vulnerability, at São Paulo’s poverty-stricken areas. The Company sponsors the “Suburban Opera” action, and the funds donated are used to hire dance, singing and theater teachers, disseminating culture and entertainment. We also support the Institution’s end-of-year party, with BrasilAgro employees working as volunteers.

www.brasil-agro.com	29	BRASILAGRO 2018

AMIGOS DO BEM

The Amigos do Bem institution provides support to communities in the backlands of Brazil’s Northeastern region, with several educational and sustainable projects with the goal of transforming people’s lives, providing basic goods for survival and the possibility of employment through cashew cultivation and the sale of handicraft products. The program reaches more than 60,000 people in the states of Alagoas, Ceará and Pernambuco.

BrasilAgro supports the institution through the work of an agricultural technician, whose responsibility is to monitor and improve cashew plantations, as well as an environmental team to assist with irrigation projects, obtaining environmental licenses and the Rural Environmental Cadastre.

PRECAVI ASSOCIATION

The PRECAVI Association (Child and Adolescent Preparation for Life) is an educational and cultural center that assists children in situations of social vulnerability and aims to provide human, citizen and ethical training. The Company sponsors sport activities for children and adolescents, financing: the salary and expenses of the teacher, sports equipment (uniforms, shoes, whistles, vests, net for the post), food and other expenses with championships.

In the first week of July, we participated in the first championship of the Espoente Project – Sport and Environment Activities in Fortaleza dos Nogueiras, MA, near one of our farms.

www.brasil-agro.com	30	BRASILAGRO 2018

In addition to our continuous support for the projects mentioned above, we have also developed specific campaigns that involve the employees in our mission to make a difference:

SEMENTE DO AMANHÃ ASSOCIATION

The Semente do Amanhã Association provides activities for the development and social insertion of underprivileged children in the region of Taboão da Serra (SP). During November and December of 2017, the Company’s employees collected children’s books for the Institution’s library.

ANJOS DA CIDADE INSTITUTION

The Anjos da Cidade Institution provides care, love and attention to homeless people in order to bring back their self-esteem. With around 30 volunteers per month, who carry out weekly deliveries in the regions of Barra Funda, Santa Cecília and Campos Elíseos, more than 350 people are benefited by the Institution’s actions. We gathered old or new clothes and/or blankets and donated them to the institution.

PUKET – MEIAS DO BEM

The Campaign collects sock fabric to be turned into blankets and new socks, which are donated to those who need them. Since 2013, it has recycled more than 15 tons of textile waste that were transformed into over 30,000 blankets. In June and July 2018 BrasilAgro’s employees donated their old and/or damaged socks contributing to the campaign.

ENVIRONMENT DAY COMPETITION

In June, when the World Environment Day is celebrated, BrasilAgro recognized and awarded the daily practices adopted by its employees in the work environment that benefit the environment. The awarded proposals included the reuse of paper, the proper handling and storage of empty packaging of pesticides, as well as examples of wildlife care.

VERONILDO MENDES PEREIRA STATE SCHOOL

www.brasil-agro.com	31	BRASILAGRO 2018

BrasilAgro has built a composting system for the disposal of organic waste at the Veronildo Mendes Pereira State School in the municipality of Baianópolis (BA), where it also carried out training on organic waste disposal and how it can reduce environmental impacts and improve the school’s gardens and community.

www.brasil-agro.com	32	BRASILAGRO 2018

CAPITAL MARKETS

......................................................................................................................................................

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of the B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

Share Performance

......................................................................................................................................................

On August 24, 2018, BrasilAgro’s shares (AGRO3) were traded at R$14.15, resulting in a market cap of R$805.0 million, while its ADRs (LND) were traded at US$3.50.

www.brasil-agro.com	33	BRASILAGRO 2018

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRICULTURE

......................................................................................................................................................

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Cattle
1 arroba	~33.1 pounds	15 Kg

www.brasil-agro.com	34	BRASILAGRO 2018

INCOME STATEMENT

......................................................................................................................................................

(R$ thousand)	4Q18	4Q17	Change	2018	2017	Change
Revenues from Farm Sales	52,406	32,162	63%	52,406	36,016	46%
Revenues from grains	66,202	54,852	21%	99,875	71,272	40%
Revenues from sugarcane	26,915	24,259	11%	142,037	75,986	87%
Revenues from leasing	2,731	1,257	117%	6,592	2,820	134%
Revenues from Livestock	1,246	-	n.a.	4,115	-	n.a.
Other revenues	(4)	90	n.a.	132	2,227	-94%
Deductions from gross revenue	(2,303)	(2,386)	-3%	(8,473)	(5,394)	57%
Net Sales Revenue	147,193	110,234	34%	296,684	182,927	62%
Change in fair value of biological assets and agricultural products	24,454	6,802	260%	99,083	12,266	708%
Impairment	1	(1,218)	n.a.	883	(1,655)	n.a.
Net Revenue	171,648	115,818	48%	396,650	193,538	105%
Cost of Farm Sale	(12,589)	(9,300)	35%	(12,589)	(9,300)	0%
Cost of agricultural products sale	(97,845)	(77,593)	26%	(228,319)	(136,362)	67%
Gross Profit	61,214	28,925	112%	155,742	47,876	225%
Selling expenses	(5,740)	(6,139)	-6%	(10,087)	(6,676)	51%
General and administrative expenses	(13,326)	(11,303)	18%	(34,945)	(30,941)	13%
Depreciations and amortizations	(334)	(171)	95%	(816)	(701)	16%
Personnel expenses	(10,512)	(8,296)	27%	(24,133)	(21,199)	14%
Expenses with services provider	(865)	(1,370)	-37%	(4,279)	(3,772)	13%
Leases and Rents	(193)	(139)	39%	(689)	(728)	-5%
Others expenses	(1,422)	(1,327)	7%	(5,028)	(4,541)	11%
Other operating income/expenses, net	(440)	(283)	55%	35,432	(6,019)	n.a.
Equity pick up	(28)	(695)	-96%	14,671	(4,425)	n.a.
Financial result	1,283	11,240	-89%	(8,556)	33,444	n.a.
Financial income	71,945	38,615	86%	129,323	110,090	17%
Interest on Financial Investments	2,693	769	250%	4,341	15,383	-72%
Interest on assets	196	1,606	-88%	10,462	4,878	114%
Monetary variations	-	619	-100%	160	619	-74%
Foreign exchange variations on liabilities	4,889	2,169	125%	12,058	11,166	8%
Unwind of present value adjustment	20,323	11,697	74%	39,337	15,818	149%
Realized results with derivatives	9,777	8,242	19%	16,861	19,576	-14%
Unrealized results with derivatives	34,067	13,513	152%	46,104	42,650	8%
Financial expenses	(70,662)	(27,375)	158%	(137,879)	(76,646)	80%
Interest expenses	(502)	(659)	-24%	(1,372)	(2,565)	-47%
Bank charges	(235)	(143)	64%	(685)	(1,080)	-37%
Interest on liabilities	(4,366)	(2,149)	103%	(28,768)	(8,963)	221%
Monetary variations	(180)	(46)	291%	(346)	(541)	-36%
Foreign exchange variations on liabilities	(4,433)	(540)	721%	(11,792)	(10,917)	8%
Unwind of present value adjustment	(11,487)	(780)	1373%	(26,616)	(7,789)	242%
Realized results with derivatives	(19,019)	(1,505)	1164%	(23,968)	(3,654)	556%
Unrealized results with derivatives	(30,440)	(21,553)	41%	(44,332)	(41,137)	8%
Profit (loss) before income and social contribution taxes	42,963	21,745	98%	152,257	33,259	358%
Income and social contribution taxes	(2,246)	(618)	263%	(25,919)	(5,949)	336%
Profit (loss) for the period	40,717	21,127	93%	126,338	27,310	363%
Outstanding shares at the end of the period	56,888,916	56,888,916		56,888,916	56,888,916
Basic earnings (loss) per share - R$	0.72	0.37	93%	2.22	0.48	363%

www.brasil-agro.com	35	BRASILAGRO 2018

BALANCE SHEET – ASSETS

......................................................................................................................................................

Assets (R$ thousand)	06/30/2018	06/30/2017	Change
Current assets
Cash and Cash equivalents	104,314	43,798	138.2%
Marketable securities	11,215	6,972	60.9%
Trade accounts receivable	95,176	54,026	76.2%
Inventories	69,622	22,658	207.3%
Biologial assets	61,993	38,260	62.0%
Derivative financial instruments	28,299	4,090	n.a.
Transactions with related parties	1,660	1,298	27.9%
	372,279	171,102	117.6%

Non-current assets
Biological assets	34,053	13,435	153.5%
Markable securities	18,226	17,088	6.7%
Diferred taxes	32,742	53,780	-39.1%
Derivative financial instruments	4,053	1	n.a.
Accounts receivable and sundry credits	74,775	44,605	67.6%
Investment properties	557,152	389,799	42.9%
Transactions with related parties	-	35,640	-100.0%
Investments	86	101,426	-99.9%
Property, plant and equipment	84,830	54,745	55.0%
Intagible assets	1,403	1,672	-16.1%
	807,320	712,191	13.4%

Total assets	1,179,599	883,293	33.5%

www.brasil-agro.com	36	BRASILAGRO 2018

BALANCE SHEET – LIABILITIES

......................................................................................................................................................

Liabilities (R$ thousand)	06/30/2018	06/30/2017	Change
Current liabilities
Trade accounts payable and other obligations	106,445	55,615	91.4%
Loans and financing	70,088	56,620	23.8%
Labor obligations	14,300	11,513	24.2%
Derivative financial instruments	10,489	3,978	163.7%
Accounts payable for acquisitions	-	24,646	-100.0%
Transactions with related parties	1,831	4,784	-61.7%
	203,153	157,156	29.3%

Non-current liabilities
Trade accounts payable and other obligations	11,298	1,520	n.a.
Loans and financing	205,932	55,555	270.7%
Derivative financial instruments	2,145	-	n.a.
Provision for legal claims	1,207	1,594	-24.3%
	220,582	58,669	276.0%
Total liabilities	423,735	215,825	96.3%

Equity
Capital	584,224	584,224	n.a.
Capital reserves	1,997	1,525	31.0%
Treasury shares	(35,208)	(36,797)	-4.3%
Profits reserves	164,968	68,615	140.4%
Proposed additional dividends	-	6,486	-100.0%
Equity variation adjustment	39,883	43,415	-8.1%
Total equity	755,864	667,468	13.2%

Total liabilities and equity	1,179,599	883,293	33.5%

www.brasil-agro.com	37	BRASILAGRO 2018

CASH FLOW

......................................................................................................................................................

(R$ thousand)	2018	2017	Change
CASH FLOW OF OPERATIONAL ACTIVITIES
Profit (loss) for the period	126,338	27,310	363%
Adjustments to reconcile net income
Depreciation and amortization	23,222	15,027	55%
Added value obteined by spin-off	(5,098)	-	n.a.
Ganho na venda de fazenda	(39,817)	(26,716)	0%
Written-off in the conversion of joint venture by spin-off	(30,616)	-	n.a.
Residual value of fixed assets	433	1,896	-77%
Written-off in investment properties	10,793	8,246	31%
Equity Pickup	(14,671)	4,425	n.a.
Gain unrealized results with derivatives	(1,772)	(1,513)	17%
Exchange rate, monetary and financial charges unrealized	12,191	(8,546)	n.a.
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(12,721)	(8,029)	58%
Share Based Incentive Plan (ILPA)	844	-	n.a.
Income and social contribution taxes	21,044	1,814	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(99,083)	(12,266)	n.a.
Provision (Reversal) of impairment of agricultural products after harvest	(883)	1,655	n.a.
Allowance for doubtful accounts	(133)	(516)	-74%
Provisions for lawsuits	(387)	139	n.a.
	(10,316)	2,926	n.a.
Changes in the Short Term Operating Capital
Trade accounts receivable	(6,746)	(7,297)	-8%
Inventories	(58,442)	(6,329)	n.a.
Biological Assets	60,312	5,576	n.a.
Recoverable Taxes	1,943	2,754	-29%
Derivative Transactions	(16,982)	18,996	n.a.
Other assets	(2,356)	3,779	n.a.
Suppliers	11,178	24,996	-55%
Related parties	(2,338)	16,714	n.a.
Taxes payable	1,718	(2,769)	n.a.
Income tax and social contribution	1,323	(970)	n.a.
Labor obligations	2,787	2,657	5%
Advance from customers	15,540	5,353	190%
Other obligations	115	(1,335)	n.a.
Net Cash generated by (used in) operating activities	(2,264)	65,051	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(43,105)	(25,478)	69%
Additions to property for investments	(23,861)	(119,150)	-80%
Redemption of (investment in) marketable securities	(4,001)	125,090	n.a.
Receivables from farm sale	5,267	6,011	-12%
Net Cash generated by (used in) investment activities	(65,700)	(13,527)	386%
CASH FLOW OF FINANCING ACTIVITIES
Payments of farm acquisition	(15,559)	-	n.a.
Raising of Loans and financing	270,310	39,469	n.a.
Interest from Loans and Financing	(10,347)	(6,327)	64%
Payment of loans and financing	(105,408)	(48,308)	118%
Treasury shares	(610)	(14,721)	-96%
Dividends paid	(12,972)	(32,043)	-60%
Generated (provided) net cash by financing activities	125,414	(61,930)	n.a.
Increase (decrease) in cash and cash equivalents	57,450	(10,406)	n.a.
FX Variation in cash and cash equivalents	3,066	-	n.a.
Cash and cash equivalents at the beginning of the year	43,798	54,204	-19%
Cash and cash equivalents at the end of the year	104,314	43,798	138%
	60,516	(10,406)	n.a.

www.brasil-agro.com	38	BRASILAGRO 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2018.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer